

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2021

Isobel Jones
Chief Legal Officer
Sovos Brands, Inc.
168 Centennial Parkway, Suite 200
Louisville, CO 80027

Re: Sovos Brands, Inc.
Registration Statement on Form S-1
Filed August 27, 2021
File No. 333-259110

Dear Ms. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 27, 2021

Authorized Capitalization, page 127

1. Please reconcile the number of authorized preferred shares, as disclosed here, with the number authorized, as disclosed in Section 4.1 of Exhibit 3.1.

Underwriting, page 137

2. We note the added disclosure in the first paragraph on page 139 and on page 52 regarding underwriters and/or their affiliates who will receive a portion of the net proceeds. Please revise to clarify which underwriter and/or their affiliates will receive such proceeds and the amount. Also, if the offering will require a qualified independent underwriter as a result of the allocation of net proceeds, please revise to state so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alexander Lynch